UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment (35)*

AVALON HOLDINGS CORPORATION

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

0534P109

(CUSIP Number)

Anil Choudary Nalluri

5500 Market Street, Suite 128

Youngstown, Ohio 44512

330-783-1147

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 05343P109	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anil Choudary Nalluri
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 879,580
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 879,580
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,580
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11)
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the Class A Common Stock, $0.01 par value (the “Common Stock”) of Avalon Holdings Corporation, an Ohio corporation (the “Issuer”), whose principal executive offices are located at One American Way, Warren, Ohio 44484.

Item 2.	Identity and Background

This statement is filed by Anil Choudary Nalluri (“Mr. Nalluri” or the “Reporting Person”) on behalf of himself and his wife, Parvati Nalluri and various accounts controlled by them. Mr Nalluri’s principal business address is 5500 Market Street, Suite 128, Youngstown, Ohio 44512. Mr. Nalluri’s principal occupation is practicing in the field of psychiatry. During the past five years, Mr. Nalluri has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judical or administrative body of competent jurisdiction, as a result of which Mr. Nalluri was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Nalluri is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Nalluri’s purchases of shares of Common Stock have all been made with his personal funds.

Item 4.	Purpose of Transaction

The purpose of this filing is to state that Mr. Nalluri is the beneficial owner of greater than 20% of the Common Stock of the issuer.

Mr. Nalluri does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Nalluri reserves the right to change plans and take any and all actions that Mr. Nalluri may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or fomulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Nalluri is light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Nalluri beneficially owns 879,580 shares of Common Stock, which is equal to approximately 26.75% of the outstanding shares, based on information from the Issuer that 3,287,647 Class A shares of Common Stock are outstanding as of March 3, 2018.

(b) Mr. Nalluri has sole voting and dispositive power for all such shares of Common Stock held record by him.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable

Item 7.	Material to be Filed as Exhibits

Not applicable

Item 8.	Submission of Shareholders Proposals for 2019 Proxy Statement

Not applicable

Date: June 21, 2023

Signature	/s/ Anil Choudary Nalluri
Name/Title:	Anil Choudary Nalluri

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

AWX 3:59 PM Wed Jun 21 Manage Subscriptions 06/20/23 Bought 600 of AWX @ @ $2.2999 (Order #9490) Unassigned -1,379.94 06/20/23 Bought 571 of AWX @ $2-2997 (Order #9490} Unassigned -1,313.13 06/20/23 Bought 229 of AWX @ @$2.29 (Order #9490) Unassigned -524.41 06/20/23 Bought 600 of AWX @ @ $2.2998 (Order #9490) Unassigned -1,379.88 06/20/23 Bought 2000 of AWX @ $2.30 (Order #9495) Unassigned -4,600.00 06/16/23 Bought 900 of AWX @ $2.27 (Order #9477) Unassigned-2,043.00 06/16/23 Bought 900 of AWX @ $2.26 (Order #9478) Unassigned -2,034.00 06/16/23 Bought 394 of AWX @ $2.25 (Order #9479) Unassigned -886.50 06/08/23 Bought 200 Of AWX @ @ $2.24 (Order #9466) Unassigned -448.00 06/08/23 Bought 2500 of AWX @ $2.2499 (Order #9466) Unassigned -5,624.75 06/02/23 Bought 6060 of AWX @ $2.34 (Order #9456) Unassigned -14,180.40 06/02/23 Bought 1800 of AWX @ $2.3399 (Order #9456) Unassigned -4,211.82 06/01/23 Bought 2000 of AWX @ $2.33 (Order #9452) Unassigned -4,660.00 05/31/23 Bought 411 of AWX @ $2.36 (Order #9449) Unassigned -96996 05/31/23 Bought 46 of AWX @ $2.34 (Order #9433) Unassigned -107.64 05/31/23 Bought 454 of AWX @ $2.35 (Order #9433) Unassigned - 1,066.90 05/31/23 Bought 1600 of AWX @ $2.3669 (Order #9446) Unassigned -3,790.24 05/31/23 Bought 500 Of AWX @ @ $2.36 (Order #9434) Unassigned -1,180.00 05/31/23 Bought 2000 of AWX @ $2.42 (Order #9443) Unassigned -4,840.00 04/05/23 Bought 101 of AWX @ $2 69 (Order tg34S) Unassigned -271.69 04/05/23 Bought 2000 of AWX @ $2.70 (Order #9347) Unassigned -5,400.00 04/04/23 Bought 1200 Of AWX @$2.72 (Order #9339) Unassigned -3,264.00 04/04/23 Bought 500 Of AWX @ @ $2.72 (Order #9331) Unassigned -1,360.00 04/04/23 Bought 900 of AWX @ @ $2.72 (Order #9333) Unassigned -2,448.00 04/04/23 Bought 500 of AWX @ $2.75 (Order #9342) Unassigned -1,375.00 04/04/23 Bought 1000 of AWX @ S2.7499 (Order #9342) Unassigned -2,749.90 04/04/23 Bought 300 of AWX @ $2.72 (Order #9326) Unassigned -816.00 04/04/23 Bought 999 of AWX @ $2.72 (Older #9337) Unassigned -2,717.28 04/04/23 Bought 900 of AWX @ $2.72 (Order #9338) Unassigned -2,448.00 04/04/23 Bought 900 of AWX @ $2.72 (Order #9335) Unassigned -2,448.00 04/04/23 Bought 1200 of AWX @ $2.70 (Order #9341) Unassigned -3,240.00 04/04/23 Bought 600 of AWX @ $2.72 (Order #9332) Unassigned -2,176.00 04/04/23 Bought 1000 of AWX @ $2.70 (Order #9340) Unassigned -2,700.00 04/03/22 Bought 200 Of AWX @ $2.71 (Order #9318) Unassigned 542.00 04/03/23 Bought 900 Of AWX | $2.7468 (Order #9314) Unassigned -2,472.12 04/03/23 Bought 300 of AWX @ $2.71 (Order #9323) Unassigned -813.0O 04/03/23 Bought 900 of AWX @ $2.7454 (Order #9321) Unassigned -2,470.86 04/03/23 Bought 200 of AWX @ $2.71 (Order #9312) Unassigned -542.00

4:00 PM Wed Jun 21 69%

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Bodipalem -4204

Available for Withdrawal $0.00 | Available Cash $0.00 | Available on Margin $0.00 | › Show more

Transaction: All Types | Time period: Last 90 days | From: 03/23/2023 | To: 06/21/2023 | Filters

Security type: All Types | Symbol: AWX | Description | Order # | Check # | Show: ☑ Non-cash transactions ☐ Sweep activities

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BOUGHT

Date	Type	Check/Deposit Image	Description	Categories	Amount $
06/21/23	Bought		800 of AWX @ $2.35	Unassigned	-1,880.00
06/21/23	Bought		300 of AWX @ $2.378	Unassigned	-713.40
06/21/23	Bought		704 of AWX @ $2.355	Unassigned	-1,657.92
06/21/23	Bought		400 of AWX @ $2.35	Unassigned	-940.00
06/21/23	Bought		700 of AWX @ $2.37	Unassigned	-1,659.00
06/21/23	Bought		196 of AWX @ $2.36	Unassigned	-462.56
06/21/23	Bought		400 of AWX @ $2.3697	Unassigned	-947.88
06/21/23	Bought		1000 of AWX @ $2.36	Unassigned	-2,360.00
06/21/23	Bought		200 of AWX @ $2.35	Unassigned	-470.00
06/21/23	Bought		400 of AWX @ $2.30	Unassigned	-920.00
06/21/23	Bought		1400 of AWX @ $2.30	Unassigned	-3,220.00
06/21/23	Bought		400 of AWX @ $2.2999	Unassigned	-919.96
06/21/23	Bought		200 of AWX @ $2.275	Unassigned	-455.00
06/21/23	Bought		500 of AWX @ $2.30	Unassigned	-1,150.00
06/20/23	Bought		1525 of AWX @ $2.2999 (Order #9494)	Unassigned	-3,507.35
06/20/23	Bought		475 of AWX @ $2.29 (Order #9494)	Unassigned	-1,087.75
06/20/23	Bought		200 of AWX @ $2.28 (Order #9486)	Unassigned	-456.00
06/20/23	Bought		1000 of AWX @ $2.2963 (Order #9485)	Unassigned	-2,296.30
06/20/23	Bought		999 of AWX @ $2.275 (Order #9484)	Unassigned	-2,272.73
06/20/23	Bought		147 of AWX @ $2.28 (Order #9496)	Unassigned	-335.16
06/20/23	Bought		600 of AWX @ $2.2999 (Order #9490)	Unassigned	-1,379.94
06/20/23	Bought		571 of AWX @ $2.2997 (Order #9490)	Unassigned	-1,313.13
06/20/23	Bought		229 of AWX @ $2.29 (Order #9490)	Unassigned	-524.41
06/20/23	Bought		600 of AWX @ $2.2998 (Order #9490)	Unassigned	-1,379.88
06/20/23	Bought		2000 of AWX @ $2.30 (Order #9495)	Unassigned	-4,600.00
06/16/23	Bought		900 of AWX @ $2.27 (Order #9477)	Unassigned	-2,043.00
06/16/23	Bought		900 of AWX @ $2.26 (Order #9478)	Unassigned	-2,034.00